U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

   Tuchman                          Martin
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   (Last)                           (First)             (Middle)

   c/o Interpool, Inc.
   211 College Road East
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                                    (Street)

   Princeton                        New Jersey           08540
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

     Interpool, Inc. (IPX)

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3.   IRS  or Social Security Number of Reporting Person (Voluntary)



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4.   Statement for Month/Year

     June 2002

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

     Chairman/CEO
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                           06/28/2002     A               232,000     D               506,889        I
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                                                                                                  6,726,937      D
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(1) On June 28, 2002 Martin Tuchman fully redeemed his interest upon the maturation of the 1997 Goldman Sachs Exchange Fund to which he had contributed 232,000 shares of Interpool, Inc. common stock.

(2) Aggregate indirect beneficial interest in 506,889 shares includes 3,037 shares owned by Mr. Tuchman's wife, 4,749 shares owned by the estate of Mr. Tuchman's mother; 1,500 shares held by Mr. Tuchman's wife's pension plan; 8,668 shares held by a pension plan f/b/o Mr. Tuchman; 96,619 shares held by a revocable grantor trust of which Mr. Tuchman is the grantor and trustee and Mr. Tuchman's brother is the beneficiary; 182,381 shares held by Princeton International Properties, Inc. a New Jersey corporation wholly owned by the reporting person and his wife; 513 shares held by Kingstone Capital Group LLC a New Jersey limited liability company in which Mr.Tuchman owns a 51.304% interest through Princeton International Properties, Inc. a New Jersey corporation wholly owned by Mr. Tuchman and his immediate family; 7,000 shares owned by The Tuchman Foundation, a New Jersey Non-Profit organization of which Mr. Tuchman and his immediate family are the Trustees and 202,422 shares invested in the WSW Exchange Fund.
                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Explanation of Responses:


        /s/ Martin Tuchman                                       7/10/02
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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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